July 17, 2012

Via Edgar
Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Safeway Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 ("Form 10-K")
Filed February 27, 2012
File No. 1-00041

Dear Mr. Mew,

We are responding to the Staff's comment letter to Safeway Inc. ("Safeway" or the "Company") dated June 19, 2012.

The Staff's comments are set forth below in italics, followed by our response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

Gross Profit, page 21

1.
We reviewed your response to comment 4 and re-issue our prior comment. In this regard, we believe you should disclose the shrink reserve as a percentage of sales for the past three fiscal years and the reasons for any significant fluctuations. Your shrink expense has significantly decreased over the past three fiscal years and this trend has materially benefited your after-tax earnings. If a trend is not sustainable and the effect could be negative to your after-tax earnings we believe you should discuss this matter in detail.

Company Response:

Safeway's discussion of cost of sales has traditionally focused on basis-point increases or decreases in gross margin. As sales increase or decrease, most elements of costs of good sold will also increase or decrease. We believe that focusing on basis-point changes is more readily understandable than comparing items as a percentage of sales from year to year, particularly when discussing individual elements of costs of goods sold. For example, Safeway's shrink declined from 2.35% of sales in 2010 to 2.01% of sales in 2011. On page 22 of our annual report, we describe this as a 34 basis-point improvement. We do not believe that additionally presenting shrink as a percentage of sales would enhance the reader's understanding of our results.

On page 22 of our annual report, we disclosed that our gross profit margin declined 34 basis points to 28.28% of sales in 2010 from 28.62% in 2009 primarily because of a 27 basis-point decline due to fuel sales. We also disclosed that the remaining seven basis-point decline was the result of investments in prices, partly offset by improvements in shrink. We did not believe that the 19 basis-point decline in shrink would be material to the reader's understanding, so we did not specifically quantify it.

In our next 10-K filing, we will disclose what the basis-point change from shrink was in each of the last three fiscal years, describe the reasons for any significant fluctuations and indicate whether we believe it represents a trend that is sustainable. We anticipate that our disclosure will be as follows:

Shrink expense improved gross profit margin XX basis points in 2012, 34 basis points in 2011 and 19 basis points in 2010. Safeway's long-term programs to control shrink expense include improved buying practices to prevent overstocking of inventory and increased security to reduce theft. These programs have been very successful in recent years, and we believe we can continue to further reduce shrink in the future. However, shrink can never be completely eliminated, and consequently, shrink improvement cannot continue indefinitely.

Our disclosure in future 10-Q filings will discuss shrink in detail when it is material.

Note A: The Company and Significant Accounting Policies, page 45

Merchandise Inventories, page 46

2.
We note your response to comment 8. Refer to your statement in your response letter where you state, "[W]e have reviewed the filings of other retail grocers, and we believe it is not unusual to use a combination of the retail inventory and cost method and that both are in accordance with generally accepted accounting principles." Please address the following:

•
Explain to us in further detail how you are using the replacement cost method to determine the cost of your inventory. It appears you are using replacement cost as a separate costing method for your perishable items and in conjunction with determining LIFO cost for your non-perishable items. Please clarify and provide us a detailed example on how you value your inventory at year end using the replacement cost method both on a stand-alone basis and in connection with determining LIFO cost; and revise your disclosures to indicate how replacement cost is being used.

Company Response:
On average, approximately 77% of our inventory is measured using a weighted average cost method or the LIFO method. The remainder of our inventory, consisting primarily of fuel, pharmacy and most perishables, is measured at the last item purchased or replacement cost method.
As we indicated to the Staff in our letter dated June 1, 2012, the LIFO inventory method is generally applied to non-perishable inventory items in the United States. This constitutes approximately $1.9 billion, or about 70% of our inventory. Before we apply the LIFO method, nonperishable inventory in our warehouses is carried at the cost of the last item purchased, and nonperishable inventory in our stores is estimated using the retail inventory method. The retail inventory method converts the retail price of inventory to pre-LIFO cost using the cost compliment for that four-week period. (The cost compliment is the cost of inventory purchased divided by the retail price of the inventory purchased.) In effect, pre-LIFO cost in the stores is priced at the four-week cost average, not the replacement cost. However, because our inventory turns over so rapidly and because annual inflation is so low, there is no material difference between pricing the pre-LIFO cost of inventory using the retail inventory method or at replacement cost. On average, nonperishable inventory turns over seven times a year, and the annual rate of cost inflation has not exceeded 2.1% in the last ten years. Therefore, for purposes of footnote disclosure, we assume that the pre-LIFO cost of our inventory subject to LIFO approximates replacement cost.
We use a link-chain, dollar value LIFO method to convert the pre-LIFO cost (as described above) of our non-perishable inventory to LIFO cost. Our LIFO calculation is described in more detail below. Under the LIFO method, inventory is carried at the oldest costs, not the replacement costs.
On average, perishable items constitute about $535 million of our inventory and are counted every four-week period. Approximately $50 million of perishable inventory, consisting of milk and dairy products, are accounted for under the LIFO method described above and in further detail below. Approximately $190 million of perishable inventory is accounted for at the average cost of perishable inventory purchased for the last four-week period, and the remaining $295 million of perishable inventory is accounted for at the last purchased cost. Because perishable items turn over approximately 19 times a year, the difference between costing inventory at last purchased cost and the average cost for the last four-week period is not material.
Fuel is accounted for at the last purchase cost, in effect at replacement cost. On average, fuel constitutes approximately $30 million, or 1%, of our inventory. Physical counts of fuel occur every four-week period. Fuel inventory turns over approximately 138 times a year, or a little less than every three days. Because fuel turns over so rapidly, there is no significant difference between accounting for fuel at the average purchase cost or replacement cost.
Pharmacy inventory, which averages about $275 million, or 10%, of our inventory, is carried at the last purchased cost, which approximates replacement cost. Pharmacy inventory turns over rapidly – approximately 12 times a year. As a result, the periodic adjustments to inventory have been small.
In future 10-K filings, we will revise the description of our merchandise inventory in Note A of the financial statements as follows:
Merchandise inventory of $1,605 million at year-end 2011 and $1,685 at year-end 2010 is valued at the lower of cost on a last-in, first out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $1,678 million at year-end 2011 and $1,720 million at year-end 2010. Liquidations of LIFO layers during the three years reported did not have a material effect on our results of operations. The remaining inventory consists primarily of perishables, pharmacy and fuel inventory. Perishables are counted every four weeks and are carried at the last purchased cost or the last four week average cost. Pharmacy and fuel inventories are carried at the last purchased cost.

•	Please provide us with a detailed example that illustrates how you calculate LIFO inventory amounts.
Company Response:
Safeway's LIFO reserve is calculated annually using the link-chain index method to adjust certain U.S. inventory to a LIFO valuation. In doing so, the Company groups inventory items into category-based pools (“pools”), such as grocery, health and beauty, tobacco and related products, etc. Additionally, the Company groups inventory by division, consolidating the divisions that the Company owned in 1986 (“Core Safeway”), the year that Safeway was taken private in a leveraged buyout transaction. As such, 1986 is the base year for the majority of Safeway's LIFO calculations. Subsequent to 1986, the Company acquired Dominick's, Genuardi's, Randalls and Vons. The LIFO reserve is calculated separately for each of those divisions with the year of acquisition being the base year for LIFO. Under the link-chain index method, the Company calculates a cumulative link-chain index by multiplying all the annual indices dating back to the base year. The annual indices are measured by comparing the cost of inventory on hand at the beginning of the year with the cost at the end of the year for all inventory in our warehouses and a statistically-significant sample of inventory in our stores. Once the cumulative link-chain index is determined, the LIFO cost by pool is calculated at base-year cost by dividing the FIFO cost by the cumulative link-chain index. This base-year cost is then allocated to LIFO layers at base-year cost starting with the earliest LIFO layer from the prior annual LIFO calculation. Each LIFO layer at base-year cost is then multiplied by the applicable cumulative index for each LIFO layer. The total of these LIFO layers for each pool is then compared to its pre-LIFO carrying value. The difference is the LIFO reserve for that pool.

The following example illustrates this calculation for the grocery pool for Core Safeway at year-end 2011:

1	Carrying value of inventory, which is subject to LIFO	$547,956,765
2	Cumulative link-chain index (base year = 1986) [1]	1.119882446
3	LIFO inventory at base-year cost (Row 1 ÷ Row 2)	$489,298,468

[1]	The ratio of 2011 costs to 1986 costs

The LIFO inventory at base-year cost is then allocated to LIFO layers as follows:

		2011 LIFO at base-year cost

1986	Base year	$345,298,760
1987	Layer	—
1988	Layer	—
1989	Layer	2,440,602
1990	Layer	21,213,985
1991	Layer	17,540,857
1992	Layer	—
1993	Layer	—
1994	Layer	298,041
1995	Layer	18,833,905
1996	Layer	10,539,433
1997	Layer	—
1998	Layer	15,109,051
1999	Layer	8,044,755
2000	Layer	—
2001	Layer	10,718,925
2002	Layer	—
2003	Layer	—
2004	Layer	—
2005	Layer	—
2006	Layer	—
2007	Layer	—
2008	Layer	—
2009	Layer	4,415,216
2010	Layer	34,844,938
2011	Layer	—
	Total	$489,298,468

The 2011 LIFO inventory at base-year cost is then multiplied by the cumulative indices for each layer.

		2011 LIFO at base-year cost (column 1)	LIFO cumulative indices (column 2)[1]	LIFO inventory (column 1 * column 2)

1986	Base year	$345,298,760	1.000000000	$345,298,760
1987	Layer	—		—
1988	Layer	—		—
1989	Layer	2,440,602	1.035663012	2,527,641
1990	Layer	21,213,985	1.050447131	22,284,170
1991	Layer	17,540,857	1.066076604	18,699,897
1992	Layer	—		—
1993	Layer	—		—
1994	Layer	298,041	1.057972764	315,319
1995	Layer	18,833,905	1.067940101	20,113,482
1996	Layer	10,539,433	1.084477122	11,429,774
1997	Layer	—		—
1998	Layer	15,109,051	1.077261933	16,276,405
1999	Layer	8,044,755	1.082037055	8,704,723
2000	Layer	—		—
2001	Layer	10,718,925	1.076568490	11,539,657
2002	Layer	—		—
2003	Layer	—		—
2004	Layer	—		—
2005	Layer	—		—
2006	Layer	—		—
2007	Layer	—		—
2008	Layer	—		—
2009	Layer	4,415,216	1.134025262	5,006,967
2010	Layer	34,844,938	1.107232327	38,581,441
2011	Layer	—		—
	Total	$489,298,468		$500,778,237

[1]	The ratio of layer year costs to 1986 year costs.

The total of the LIFO inventory by layer is then compared to the pre-LIFO carrying value to determine the LIFO reserve for this pool and any adjustments to the reserve.

LIFO inventory by layer	$500,778,237
Carrying value of inventory, which is subject to LIFO	547,956,765
LIFO reserve for grocery needed at year-end 2011	(47,178,528)
Current balance in LIFO reserve	(32,033,170)
LIFO expense	$15,145,358

•
Refer to your statement, "[W]e believe that when we add back our LIFO reserve to the LIFO cost, the resulting FIFO cost of inventory approximates replacement cost because our inventory turns over frequently." In this regard, provide further support for your assertion that FIFO cost of inventory approximates replacement cost.

Company Response:
We used the term FIFO cost to mean inventory cost before we apply the LIFO method. Pre-LIFO cost of inventory in our warehouses is carried at the cost of the last item purchased and in our stores using the retail inventory method which, in effect, is the average cost of inventory over the previous four weeks. The Company turned over inventory 11.9 times in 2011, which implies that we had approximately 30 days of inventory on hand at the balance sheet date. The replacement cost of inventory at period end would not be materially different than the average cost of inventory over the last 30 days. Therefore, we conclude that the pre-LIFO cost of inventory approximates the replacement cost.

•	Tell us how you perform your lower of cost or market ("LCM") test at year end with respect to each of your inventory methods and provide us your actual results as of the most recent fiscal year-end.
Company Response:
LCM is not typically a significant issue in the retail grocery industry for the following reasons:

•
Non-perishable items in the stores are accounted for under the retail inventory method. Under the retail inventory method, a separate LCM calculation is not performed. Instead, the cost ratio is applied to ending retail prices, including markdowns, which produces a lower inventory cost.

•
Perishable items are counted every four-week period and are carried at either the last purchased cost or the average cost of items purchased over the last four-week period. Perishable items turn very quickly, approximately 19 times a year, and gross profit margins are between 28% and 42%. In addition, cost inflation and price inflation tend to be moderate and to run in the same direction, and therefore, our gross margins tend to be stable. Accordingly, it is unlikely that the cost of perishable items would ever be less than market.

•
Pharmacy inventory is carried at the last purchased cost. Pharmacy inventory turns over approximately12 times a year, which implies that we have approximately 30 days of inventory on hand at period end. In addition, we have agreements with insurance companies and other payors that provide that we will be paid cost plus a gross margin rate for all prescription drugs sold. Finally, our agreement with our pharmacy supplier permits us to return qualified unsold inventory at cost. Therefore, we have not had LCM issues with pharmacy inventory in the past, nor do we expect LCM issues in the future.

•
Fuel inventory is carried at the last purchased cost. Fuel turns over approximately 138 times a year. There is not enough time from the date the fuel is purchased to the date it is sold for material LCM issues to develop.

The only inventory category for which Safeway performs a separate LCM calculation is frozen turkeys. Safeway purchases a large amount of frozen turkeys throughout the year in order to ensure an adequate supply for Thanksgiving. Turkeys are a traditional loss leader used to drive holiday sales and are typically sold for less than cost. Therefore, each quarter, Safeway marks turkey inventory down to the estimated selling price, plus a normal profit margin. In 2011, LCM adjustments for turkeys totaled $19.7 million.

•
Explain to us how your inventory turns by product category and how general level price inflation or deflation impacts the valuation of your ending inventory under each of your valuation methods used as well as the respective LCM tests.

Company Response:
Inventory turns by product category for fiscal 2011, were as follows:

Turn
Non-perishables	7.3x
Perishables	18.8x
Pharmacy	12.0x
Fuel	138.0x
Total	11.9x

We understand the term price inflation to mean the rate of price increases that Safeway charges our customers. Price inflation has no impact on the valuation of our ending inventory under any of our inventory methods. Theoretically, some combination of price deflation and cost inflation could result in a LCM issue if it is significant enough to erase gross profit margin. However, our cost inflation has been moderate, and we have historically been able to pass cost increases on to our customers. When this is combined with our rapid inventory turn-over, Safeway has not typically had significant LCM issues.

As previously described, our non-perishable inventory is carried under the LIFO method, which is generally at the earliest costs. Therefore, during periods of cost inflation, the use of LIFO will result in a lower value of ending inventory compared to the pre-LIFO cost. During deflation, the use of LIFO will result in a higher value of ending inventory compared to pre-LIFO cost.

As previously described, our perishable inventory is carried at either the last purchased cost or the average cost of items purchased over the last four-week period, and our fuel and pharmacy inventory is carried at the last purchased cost. Obviously, cost inflation will increase the carrying value of these inventories, and cost deflation will reduce the value. However, the carrying value of these inventories would not be materially different under other inventory costing methods because the inventory turns over so rapidly.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing answers are responsive to your comments. Please do not hesitate to contact me by phone at (925) 467-3628 with questions or comments regarding this correspondence.

Sincerely,

/s/ Dennis J. Dunne

Dennis J. Dunne
Vice President, Corporate Accounting